UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

AMERICAN SCIENCE AND ENGINEERING, INC.

(Exact name of registrant as specified in its charter)

Massachusetts (State or other jurisdiction of Incorporation or organization)	1-6549 (Commission File Number)	04-2240991 (I.R.S Employer Identification No.)

829 Middlesex Turnpike, Billerica, Massachusetts (Address of principal executive offices)	01821 (Zip Code)

(978) 262-8700 KENNETH J. GALAZNIK
(Name and telephone number, including area code, of person
to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                                  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Form SD of American Science and Engineering, Inc. (the “Company”) is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013 (the “Rule”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products.  The specified minerals, which we collectively refer to in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives tantalum, tin and tungsten.  The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Conflict Minerals Disclosure

A copy of this Form SD, including our Conflict Minerals Report provided as Exhibit 1.02, is publicly available at http://ir.as-e.com.

Our Products and Supply Chain

Our products, which are referred to in this Form SD collectively as the “Covered Products,” are X-ray inspection and other detection products for homeland security, force protection and other critical defense and security applications.  Our products can be grouped into four different categories: Cargo Inspection Systems, Mobile Cargo Inspection Systems, Parcel and Personnel Screening Inspection Systems, and Custom Products.  We believe that all of our Covered Products contain Conflict Minerals that are necessary to the functionality or production of the products.

Each of our Covered Products is a complex, highly integrated system incorporating many complex sub-assemblies, a number of which are supplied by third party vendors, and each such sub-assembly may itself contain thousands of individual components. Our supply chain with respect to the Covered Products is complex, and there are many third parties in the supply chain between the final manufacture and assembly of the Covered Products and the original sources of Conflict Minerals. We do not purchase Conflict Minerals directly from mines, smelters or refiners, and must therefore rely on our suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

Summary of our Reasonable Country of Origin Inquiry

We have conducted a reasonable country of origin inquiry regarding the Conflict Minerals included in our Covered Products.  We believe that this inquiry was reasonably designed to determine whether any of the Conflict Minerals originated in the Covered Countries as denoted in Rule 13p-1 and whether any of the Conflict Minerals may be from recycled or scrap sources.

We organized a cross-functional working group, which we refer to in this report as our “Conflict Minerals Working Group,” including representatives from the following functional departments within our company: procurement, engineering, manufacturing, information technology, finance and legal. The Conflict Minerals Working Group was chaired by our senior vice president of operations, who is an executive officer of our company and reports directly to our chief executive officer.

The Conflict Minerals Working Group has been meeting regularly beginning in 2013 through present to establish and review the results of our conflict minerals due diligence activities.

We reviewed the bills of material for each of the Covered Products to determine if Conflict Minerals are used to make components included in these products. We then sought to identify the supplier and/or manufacturer of each component or subassembly incorporated in each of the Covered Products. We engaged a third party consultant to assist with the due diligence and reporting efforts.  The consultant initiated contact with each of the suppliers and/or manufacturers identified, providing them a copy of our conflict minerals policy and requesting the suppliers’ EICC/GESI forms for Conflict Minerals.  If no response was received within predetermined periods, additional requests for information were made.

When we conducted this inquiry, we designed it to include inquiries as to the source (i.e., back to the smelter) and the chain of custody of all Conflict Minerals included in our Covered Products, so as to enable us, if necessary, also to conduct due diligence on the source and chain of custody of our Conflict Minerals, should our country of origin inquiry prove inconclusive.

Based on the Company’s review of the survey results to date, we have concluded that, due to the low response rate and incomplete or inconclusive information provided by our suppliers, the responses obtained in our reasonable country of origin inquiry are insufficient to form the basis for a reasonable belief either that none of our necessary Conflict Minerals originated in a Covered Country, or that such necessary Conflict Minerals were from recycled or scrap sources.

The due diligence on the source and chain of custody of our Conflict Minerals was performed in a manner that we believe conforms to the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the Organization for Economic Co-operation and Development.

Item 1.02 Exhibit

Our Conflict Minerals Report is filed as Exhibit 1.02 to this report.

Section 2—Exhibits

Item 2.01 Exhibits

Exhibit No.	Description
1.02	Conflict Minerals Report of American Science and Engineering, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

American Science and Engineering, Inc.

By:	/s/ Kenneth J. Galaznik	May 30, 2014
	Kenneth J. Galaznik	(Date)
Senior Vice President, CFO and Treasurer

EXHIBIT INDEX

Exhibit No.	Description
1.02	Conflict Minerals Report of American Science and Engineering, Inc.